SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                 SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*



                        DOBSON COMMUNICATIONS CORPORATION
                                (Name of Issuer)



                      CLASS A COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)



                                    256069105
                                 (CUSIP Number)



                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

             Rule 13d-1(b)

             Rule 13d-1(c)

        [X]  Rule 13d-1(d)
------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
                                       13G

1.     NAMES OF REPORTING PERSONS    DOBSON CC LIMITED PARTNERSHIP
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       (ENTITIES ONLY) IRS No. 73-1443315

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                           (b)  [X]
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION              OKLAHOMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.   SOLE VOTING POWER            None

  6.   SHARED VOTING POWER          53,816,661

  7.   SOLE DISPOSITIVE POWER       None

  8.   SHARED DISPOSITIVE POWER     53,816,661

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   53,816,661

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*          [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       54.92% of the outstanding shares and 87.45% of the total combined voting power

12.    TYPE OF REPORTING PERSON*

                                       PN

------------------------------------------------------------------------------

                                       13G

1.     NAMES OF REPORTING PERSONS    EVERETT R. DOBSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                           (b)  [X]
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.   SOLE VOTING POWER           85,000

  6.   SHARED VOTING POWER         53,816,661

  7.   SOLE DISPOSITIVE POWER      85,000

  8.   SHARED DISPOSITIVE POWER    53,816,661

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   53,901,661

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       55.01% of the outstanding shares and 87.46% of the total combined voting power

12.    TYPE OF REPORTING PERSON*

                                       IN

------------------------------------------------------------------------------
                                       13G

1.     NAMES OF REPORTING PERSONS    STEPHEN T. DOBSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                          (b)  [X]
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.   SOLE VOTING POWER           None

  6.   SHARED VOTING POWER         53,816,661

  7.   SOLE DISPOSITIVE POWER      None

  8.   SHARED DISPOSITIVE POWER    53,816,661

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   53,816,661

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       54.92% of the outstanding shares and 87.45% of the total combined voting power

12.    TYPE OF REPORTING PERSON*

                                       IN
------------------------------------------------------------------------------

Item 1(a) Name of Issuer:

          Dobson Communications Corporation

Item 1(b) Address of Issuer's Principal Executive Officers:

          14201 Wireless Way
          Oklahoma City, OK  73134

Item 2(a) Name of Person Filing:

          Dobson CC Limited Partnership

Item 2(b) Address of Principal Business Office or, if None, Residence:

          14201 Wireless Way
          Oklahoma City, OK  73134

Item 2(c) Citizenship:

          USA

Item 2(d) Title of Class of Securities:

          Class A Common Stock, par value $.01

Item 2(e) CUSIP Member:

          256069105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether The Person Filing is a:

          Not applicable.

Item 4.   Ownership.

     (a) Amount beneficially owned - 53,816,661 shares, including 2,199,184 shares of Class A common stock and 51,617,477 shares of Class B common stock. Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

     (b) Percent of class - 54.92% of the outstanding shares and 87.45% of the total combined voting power.

     (c)  Number of shares as to which such person has

          (i)  Sole power to vote or to direct the vote - None

          (ii) Shared power to vote or to direct the vote - 2,199,184 shares of Class A commmon stock and 51,617,477 shares of Class B common stock.

          (iii) Sole power to dispose or to direct the disposition of - None

          (iv) Shared power to dispose or to direct the disposition of - 2,199,184 shares of Class A common stock and 51,617,477 shares of Class B common stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership  of  More than Five Percent  on  Behalf  of
          Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification  and classification of  Members  of  the Group.

          Not applicable.

Item 9.   Notice of Dissolution of the Group.

          Not applicable.

Item 10.  Certifications.

          Not applicable.
------------------------------------------------------------------------------
Item 1(a) Name of Issuer:

          Dobson Communications Corporation

Item 1(b) Address of Issuer's Principal Executive Officers:

          14201 Wireless Way
          Oklahoma City, OK  73134

Item 2(a) Name of Person Filing:

          Everett R. Dobson

Item 2(b) Address of Principal Business Office or, if None, Residence:

          14201 Wireless Way
          Oklahoma City, OK  73134

Item 2(c) Citizenship:

          USA

Item 2(d) Title of Class of Securities:

          Class A Common Stock, par value $.01

Item 2(e) CUSIP Member:

          256069105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether The Person Filing is a:

          Not applicable.

Item 4.   Ownership.

          (a) Amount beneficially owned - 53,901,661 shares, including 2,284,184 shares of Class A common stock and 51,617,477 shares of Class B common stock. Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

          (b) Percent of Class - 55.01% of the outstanding shares and 87.46% of the total combined voting power

          (c)  Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote of - 85,000 shares of Class A common stock.

               (ii) Shared  power to vote or to direct the vote of -  53,816,661 shares, including 51,617,477 shares of Class B common stock (an aggregate of 516,174,770 votes) and 2,199,184 shares of Class A common stock.

               (iii) Sole power to dispose  or to direct  the  disposition  of -
                     85,000 shares of Class A common stock

               (iv) Shared  power to dispose or to direct the  disposition  of -
                    53,816,661 shares, including 51,617,477 shares of Class B common stock and 2,199,184 shares of Class A common stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The 53,901,661 shares beneficially owned by Everett R. Dobson includes 53,816,661 shares of common stock including 2,199,184 shares of Class A common stock and 51,617,477 shares of Class B common stock, held by Dobson CC Limited Partnership. The general partner of Dobson CC Limited Partnership is RLD, Inc. Mr. Dobson is the President, sole shareholder and one of two directors of RLD, Inc. Each of Dobson, L.L.C. and Dobson CC Limited Partnership have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock of Dobson Communications Corporation. The shares of Class B common stock held by Dobson CC Limited Partnership represent more than five percent of the combined voting power of the total number of shares of Dobson Communications Corporation's outstanding common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of the Group.

          Not applicable.

Item 10.  Certifications.

          Not applicable.

-----------------------------------------------------------------------------
Item 1(a) Name of Issuer:

          Dobson Communications Corporation

Item 1(b) Address of Issuer's Principal Executive Officers:

          14201 Wireless Way
          Oklahoma City, OK  73134

Item 2(a) Name of Person Filing:

          Stephen T. Dobson

Item 2(b) Address of Principal Business Office or, if None, Residence:

          14201 Wireless Way
          Oklahoma City, OK  73134

Item 2(c) Citizenship:

          USA

Item 2(d) Title of Class of Securities:

          Class A Common Stock, par value $.01

Item 2(e) CUSIP Member:

          256069105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether The Person Filing is a:

          Not applicable.

Item 4.   Ownership.

          (a) Amount beneficially owned - 53,816,661 shares, including 2,199,184 shares of Class A common stock and 51,617,477 shares of Class B common stock. Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class B common stock is entitled to ten votes.

          (b) Percent of class - 54.92% of the outstanding shares and 87.45% of the total combined voting power.

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote - None

               (ii) Shared  power  to vote or to  direct  the  vote -  2,199,184 shares of Class A common stock and 51,617,477 shares of Class B common stock.

               (iii) Sole power to dispose  or to direct  the  disposition  of -
                     None

               (iv) Shared  power to dispose or to direct the  disposition  of -
                    2,199,184 shares of Class A common stock and 51,617,477 shares of Class B common stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The 53,816,661 shares beneficially owned by Mr. Dobson include 2,199,184 shares of Class A common stock and 51,617,477 shares of Class B common stock and are held by Dobson CC Limited Partnership. Mr. Dobson is one of two directors of RLD, Inc., the general partner of Dobson CC Limited Partnership. Dobson CC Limited Partnership has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock of Dobson Communications Corporation. The shares of common stock held by Dobson CC Limited Partnership represent more than five percent of the combined voting power of the total number of shares of Dobson Communications Corporation's outstanding common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of the Group.

          Not applicable.

Item 10.  Certifications.

          Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2003                Dobson CC Limited Partnership

                                By  RLD, Inc., general partner

                                  By  EVERETT R. DOBSON
                                      Everett R. Dobson, President

                                EVERETT R. DOBSON
                                Everett R. Dobson

                                STEPHEN T. DOBSON
                                Stephen T. Dobson

                                INDEX TO EXHIBITS
Exhibit No.   Description                 Method of Filing
-----------   -----------                 ----------------
 99.1         Joint Filing Agreement      Filed herewith electronically